UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Extended Stay America, Inc. / ESH Hospitality, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share of Extended Stay America, Inc. and
Class B Common Stock, par value $0.01 per share, of ESH Hospitality, Inc., which are attached and trade together as a Paired Share

(Title of Class of Securities)

30224P 200
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30224P 200

CUSIP No. 30224P 200	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Credit Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 10,493,278
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER 10,493,278
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,493,278
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 30224P 200	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Credit Partners TE Intermediate I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 12,858,176
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER 12,858,176
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,858,176
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 30224P 200	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Credit Partners General Partner, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 23,351,454
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER 23,351,454
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,351,454
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 30224P 200	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Credit GP Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 23,351,454
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER 23,351,454
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,351,454
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 30224P 200	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Credit Partners Offshore Intermediate III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 4,504,341
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER 4,504,341
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,504,341
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 30224P 200	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Credit Partners Offshore General Partner, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 4,504,341
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER 4,504,341
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,504,341
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 30224P 200	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Credit Offshore GP Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 4,504,341
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER 4,504,341
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,504,341
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 30224P 200	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Capital Partners AIV VI-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 13,435,094
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER 13,435,094
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,435,094
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 30224P 200	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Capital Partners AIV VI-B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 13,430,085
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER 13,430,085
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,430,085
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 30224P 200	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Capital Partners Strategic AIV I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 899,604
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER 899,604
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 899,604
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 30224P 200	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Capital Partners SBS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 91,013
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER 91,013
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,013
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 30224P 200	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 27,855,796
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER 27,855,796
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,855,796
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 30224P 200	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Centerbridge GP Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 27,855,796
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER 27,855,796
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,855,796
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 30224P 200	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark T. Gallogly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 55,711,591
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER 55,711,591
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,711,591
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 30224P 200	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey H. Aronson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 55,711,591
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH	8	SHARED DISPOSITIVE POWER 55,711,591
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,711,591
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1(a).	NAME OF ISSUER

The names of the issuers of the Paired Shares (as defined in Item 2(d) below) are Extended Stay America, Inc. and ESH Hospitality, Inc. (together, the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

The Company’s principal executive offices are located at 11525 N. Community House Road, Suite 100, Charlotte, North Carolina 28277.

Item 2(a).	NAME OF PERSON FILING

This statement is filed by:

	(i)	Centerbridge Credit Partners, L.P., a Delaware limited partnership (“CCP”), with respect to the Paired Shares beneficially owned by it;

	(ii)	Centerbridge Credit Partners TE Intermediate I, L.P., a Delaware limited partnership (“CCPTEI”) with respect to the Paired Shares beneficially owned by it;

(iii)
Centerbridge Credit Partners General Partner, L.P., a Delaware limited partnership (“CCPGP”), as general partner of CCP and CCPTEI, with respect to the Paired Shares beneficially owned by CCP and CCPTEI;

	(iv)	Centerbridge Credit GP Investors, L.L.C., a Delaware limited liability company (“CCGPI”), as general partner of CCPGP, with respect to the Paired Shares beneficially owned by CCP and CCPTEI;

	(v)	Centerbridge Credit Partners Offshore Intermediate III, L.P., a Delaware limited partnership (“CCPOIII”), with respect to the Paired Shares beneficially owned by it;

	(vi)	Centerbridge Credit Partners Offshore General Partner, L.P., a Delaware limited partnership (“CCPOGP”), as general partner of CCPOIII, with respect to the Paired Shares beneficially owned by CCPOIII;

	(vii)	Centerbridge Credit Offshore GP Investors, L.L.C., a Delaware limited liability company (“CCOGPI”), as general partner of CCPOGP, with respect to the Paired Shares beneficially owned by CCPOIII;

	(viii)	Centerbridge Capital Partners AIV VI-A, L.P., a Delaware limited partnership (“VI-A”), with respect to the Paired Shares beneficially owned by it;

	(ix)	Centerbridge Capital Partners AIV VI-B, L.P., a Delaware limited partnership (“VI-B”), with respect to the Paired Shares beneficially owned by it;

	(x)	Centerbridge Capital Partners Strategic AIV I, L.P., a Delaware limited partnership (“SAIV”), with respect to the Paired Shares beneficially owned by it;

	(xi)	Centerbridge Capital Partners SBS, L.P., a Delaware limited partnership (“SBS”), with respect to the Paired Shares beneficially owned by it;

(xii)
Centerbridge Associates, L.P., a Delaware limited partnership (“CALP”), as general partner of VI-A, VI-B, SAIV and SBS, with respect to the Paired Shares beneficially owned by VI-A, VI-B, SAIV and SBS;

	(xiii)	Centerbridge GP Investors, LLC, a Delaware limited liability company (“CGPI”), as general partner of CALP, with respect to the Paired Shares beneficially owned by VI-A, VI-B, SAIV and SBS;

	(xiv)	Mark T. Gallogly (“Mr. Gallogly”), as managing member of CGPI, CCOGPI and CGPI, with respect to the Paired Shares beneficially owned by CCP, CCPTEI, CCGPI, CCPOIII, VI-A, VI-B, SAIV and SBS; and

	(xv)	Jeffrey Aronson (“Mr. Aronson”) as managing member of CGPI, CCOGPI and CGPI, with respect to the Paired Shares beneficially owned by CCP, CCPTEI, CCGPI, CCPOIII, VI-A, VI-B, SAIV and SBS.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE

The address of the business office of each of the Reporting Persons is 375 Park Avenue, 12th Floor, New York, NY 10152.

Item 2(c).	CITIZENSHIP

CCGPI, CCOGPI and CGPI are limited liability companies organized under the laws of the State of Delaware. CCP, CCPTEI, CCPGP, CCPOIII, CCPOGP, VI-A, VI-B, SAIV, SBS and CALP are limited partnerships organized under the laws of the State of Delaware.  Messrs. Gallogly and Aronson are citizens of the United States.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.01 per share of Extended Stay America, Inc. and Class B Common Stock, par value $0.01 per share, of ESH Hospitality, Inc., which are attached and trade together as a Paired Share.

Item 2(e).	CUSIP NUMBER

30224P 200

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d02(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a).	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b).	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c).	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d).	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e).	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f).	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g).	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h).	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i).	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j).	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d02(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Item 4.	OWNERSHIP

The Schedule 13G reports beneficial ownership of Paired Shares beneficially owned by the Reporting Persons as of the date hereof.

A.	Centerbridge Credit Partners, L.P.
(a)	Amount beneficially owned: 10,493,278
(b)
Percent of class: 5.1%. The percentages used herein and in the rest of Item 4 are calculated based upon the 204,787,500 Paired Shares issued and outstanding as disclosed in the Quarterly Report on Form 10-Q filed by the Company on December 18, 2013.

(c)	(i) Sole power to vote or to direct the vote: -0-
(ii) Shared power to vote or direct the vote: 10,493,278
(iii) Sole power to dispose or direct the disposition of: -0-
(iv) Shared power to dispose or direct the disposition of: 10,493,278

CCP has the power to dispose of and the power to vote the Paired Shares beneficially owned by it, which powers may also be exercised by CCPGP, its general partner, and CCGPI, the general partner of CCPGP.  Neither CCPGP nor CCGPI directly owns any of the Paired Shares.  By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Paired Shares beneficially owned by CCP.  However, none of the foregoing should be construed in and of itself as an admission by CCPGP or CCGPI or by any Reporting Person as to beneficial ownership of Paired Shares owned by another Reporting Person.  In addition, each of CCPGP and CCGPI expressly disclaims beneficial ownership of the Paired Shares owned by CCP.

B.	Centerbridge Credit Partners TE Intermediate I, L.P.
(a)	Amount beneficially owned: 12,858,176
(b)	Percent of class: 6.3%
(c)	(i) Sole power to vote or to direct the vote: -0-
(ii) Shared power to vote or direct the vote: 12,858,176
(iii) Sole power to dispose or direct the disposition of: -0-
(iv) Shared power to dispose or direct the disposition of: 12,858,176

CCPTEI has the power to dispose of and the power to vote the Paired Shares beneficially owned by it, which powers may also be exercised by CCPGP, its general partner, and CCGPI, the general partner of CCPGP. Neither CCPGP nor CCGPI directly owns any of the Paired Shares. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Paired Shares beneficially owned by CCPTEI. However, none of the foregoing should be construed in and of itself as an admission by CCPGP or CCGPI or by any Reporting Person as to beneficial ownership of Paired Shares owned by another Reporting Person. In addition, each of CCPGP and CCGPI expressly disclaims beneficial ownership of the Paired Shares owned by CCPTEI.

C.	Centerbridge Credit Partners General Partner, L.P. and Centerbridge Credit GP Investors, L.L.C.
(a)	Amount beneficially owned: 23,351,454
(b)	Percent of class: 11.4%
(c)	(i) Sole power to vote or to direct the vote: -0-
(ii) Shared power to vote or direct the vote: 23,351,454
(iii) Sole power to dispose or direct the disposition of: -0-
(iv) Shared power to dispose or direct the disposition of: 23,351,454

Each of CCP and CCPTEI has the power to dispose of and the power to vote the Paired Shares beneficially owned by it, which powers may also be exercised by CCPGP, its general partner, and CCGPI, the general partner of CCPGP. Neither CCPGP nor CCGPI directly owns any of the Paired Shares. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Paired Shares beneficially owned by CCP and CCPTEI. However, none of the foregoing should be construed in and of itself as an admission by CCPGP or CCGPI or by any Reporting Person as to beneficial ownership of Paired Shares owned by another Reporting Person. In addition, each of CCPGP and CCGPI expressly disclaims beneficial ownership of Paired Shares owned by CCP and CCPTEI.

D.	Centerbridge Credit Partners Offshore Intermediate III, L.P., Centerbridge Credit Partners Offshore General Partner, L.P. and Centerbridge Credit Offshore GP Investors, L.L.C.
(a)	Amount beneficially owned: 4,504,341
(b)	Percent of class: 2.2%
(c)	(i) Sole power to vote or to direct the vote: -0-
(ii) Shared power to vote or direct the vote: 4,504,341
(iii) Sole power to dispose or direct the disposition of: -0-
(iv) Shared power to dispose or direct the disposition of: 4,504,341

CCPOIII has the power to dispose of and the power to vote the Paired Shares beneficially owned by it, which powers may also be exercised by CCPOGP, its general partner, and CCOGPI, the general partner of CCPOGP. Neither CCOGPI nor CCPOGP directly owns any of the Paired Shares. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Paired Shares beneficially owned by CCPOIII. However, none of the foregoing should be construed in and of itself as an admission by CCOGPI or CCPOGP or by any Reporting Person as to beneficial ownership of Paired Shares owned by another Reporting Person. In addition, each of CCOGPI and CCPOGP expressly disclaims beneficial ownership of Paired Shares owned by CCPOIII.

E.	Centerbridge Capital Partners AIV VI-A, L.P.
(a)	Amount beneficially owned: 13,435,094
(b)	Percent of class: 6.6%
(c)	(i) Sole power to vote or to direct the vote: -0-
(ii) Shared power to vote or direct the vote: 13,435,094
(iii) Sole power to dispose or direct the disposition of: -0-
(iv) Shared power to dispose or direct the disposition of: 13,435,094

VI-A has the power to dispose of and the power to vote the Paired Shares beneficially owned by it, which powers may also be exercised CALP, its general partner, and CGPI, the general partner of CALP. Neither CALP nor CGPI directly owns any of the Paired Shares. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Paired Shares beneficially owned by VI-A. However, none of the foregoing should be construed in and of itself as an admission by CALP or CGPI or by any Reporting Person as to beneficial ownership of Paired Shares owned by another Reporting Person. In addition, each of CALP and CGPI expressly disclaims beneficial ownership of Paired Shares owned by VI-A.

F.	Centerbridge Capital Partners AIV VI-B, L.P.
(a)	Amount beneficially owned: 13,430,085
(b)	Percent of class: 6.6%
(c)	(i) Sole power to vote or to direct the vote: -0-
(ii) Shared power to vote or direct the vote: 13,430,085
(iii) Sole power to dispose or direct the disposition of: -0-
(iv) Shared power to dispose or direct the disposition of: 13,430,085

VI-B has the power to dispose of and the power to vote the Paired Shares beneficially owned by it, which powers may also be exercised by CALP, its general partner, and CGPI, the general partner of CALP. Neither CALP nor CGPI directly owns any of the Paired Shares. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Paired Shares beneficially owned by VI-B. However, none of the foregoing should be construed in and of itself as an admission by CALP or CGPI or by any Reporting Person as to beneficial ownership of Paired Shares owned by another Reporting Person. In addition, each of CALP and CGPI expressly disclaims beneficial ownership of Paired Shares owned by VI-B.

G.	Centerbridge Capital Partners Strategic AIV I, L.P.
(a)	Amount beneficially owned: 899,604
(b)	Percent of class: 0.4%
(c)	(i) Sole power to vote or to direct the vote: -0-
(ii) Shared power to vote or direct the vote: 899,604
(iii) Sole power to dispose or direct the disposition of: -0-
(iv) Shared power to dispose or direct the disposition of: 899,604

SAIV has the power to dispose of and the power to vote the Paired Shares beneficially owned by it, which powers may also be exercised by CALP, its general partner, and CGPI, the general partner of CALP. Neither CALP nor CGPI directly owns any of the Paired Shares. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Paired Shares beneficially owned by SAIV. However, none of the foregoing should be construed in and of itself as an admission by CALP or CGPI or by any Reporting Person as to beneficial ownership of Paired Shares owned by another Reporting Person. In addition, each of CALP and CGPI expressly disclaims beneficial ownership of Paired Shares owned by SAIV.

H.	Centerbridge Capital Partners SBS, L.P.
(a)	Amount beneficially owned: 91,013
(b)	Percent of class:Less than 0.1%
(c)	(i) Sole power to vote or to direct the vote: -0-
(ii) Shared power to vote or direct the vote: 91,013
(iii) Sole power to dispose or direct the disposition of: -0-
(iv) Shared power to dispose or direct the disposition of: 91,013

SBS has the power to dispose of and the power to vote the Paired Shares of Common Stock beneficially owned by it, which powers may also be exercised by CALP, its general partner, and CGPI, the general partner of CALP. Neither CALP nor CGPI directly owns any of the Paired Shares. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Paired Shares beneficially owned by SBS. However, none of the foregoing should be construed in and of itself as an admission by CALP or CGPI or by any Reporting Person as to beneficial ownership of Paired Shares owned by another Reporting Person. In addition, each of CALP and CGPI expressly disclaims beneficial ownership of Paired Shares owned by SBS.

I.	Centerbridge Associates, L.P. and Centerbridge GP Investors, LLC
(a)	Amount beneficially owned: 27,855,796
(b)	Percent of class: 13.6%
(c)	(i) Sole power to vote or to direct the vote: -0-
(ii) Shared power to vote or direct the vote: 27,855,796
(iii) Sole power to dispose or direct the disposition of: -0-
(iv) Shared power to dispose or direct the disposition of: 27,855,796

CALP, as general partner of VI-A, VI-B, SAIV and SBS, and CGPI, as general partner of CALP, share the power to dispose of and the power to vote the Paired Shares beneficially owned by VI-A, VI-B, SAIV and SBS. Neither CALP nor CGPI directly owns any of the Paired Shares. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Paired Shares beneficially owned by VI-A, VI-B, SAIV and SBS. However, none of the foregoing should be construed in and of itself as an admission by CALP or CGPI or by any Reporting Person as to beneficial ownership of Paired Shares owned by another Reporting Person. In addition, each of CALP and CGPI expressly disclaims beneficial ownership of Paired Shares owned by any of VI-A, VI-B, SAIV and SBS.

J.	Mark T. Gallogly and Jeffrey H. Aronson
(a)	Amount beneficially owned: 55,711,591
(b)	Percent of class: 27.2%
(c)	(i) Sole power to vote or to direct the vote: -0-
(ii) Shared power to vote or direct the vote: 55,711,591
(iii) Sole power to dispose or direct the disposition of: -0-
(iv) Shared power to dispose or direct the disposition of: 55,711,591

Messrs. Gallogly and Aronson, as managing members of CGPI, CCOGPI and CGPI, share power to vote the Paired Shares beneficially owned by CCP, CCPTEI, CCGPI, CCPOIII , VI-A, VI-B, SAIV and SBS. Neither Mr. Gallogly nor Mr. Aronson directly owns any of the Paired Shares. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the Paired Shares beneficially owned by CCP, CCPTEI, CCGPI, CCPOIII , VI-A, VI-B, SAIV and SBS. However, none of the foregoing should be construed in and of itself as an admission by Messrs. Gallogly or Aronson or by any Reporting Person as to beneficial ownership of Paired Shares owned by another Reporting Person. In addition, each of Mr. Gallogly and Mr. Aronson expressly disclaims beneficial ownership of Paired Shares owned by any of CCP, CCPTEI, CCGPI, CCPOIII , VI-A, VI-B, SAIV and SBS.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Each of Extended Stay America, Inc., the Blackstone Entities (collectively, “Blackstone”), Centerbridge Entities (collectively, “Centerbridge”), and Paulson Entities (collectively, “Paulson”), listed below (Blackstone, Centerbridge and Paulson, collectively, the “Sponsor Shareholders”) is a party to a Stockholders’ Agreement, dated as of November 18, 2013 (the “Stockholders’ Agreement”). The Stockholders’ Agreement, among other terms, requires the Sponsor Shareholders to vote their Paired Shares and Extended Stay America, Inc. to vote its Class B common stock, par value $0.01 (“Class B Shares”) for directors that are designated in accordance with the provisions of the Stockholders’ Agreement. Each of Blackstone, Centerbridge and Paulson has the right to designate one director at each of Extended Stay America, Inc. and ESH Hospitality, Inc., so long as it owns at least 5% of the outstanding Paired Shares. Given the terms of the Stockholders’ Agreement, as of the date hereof, Extended Stay America, Inc. and each of the Sponsor Shareholders and certain of their respective affiliates may be deemed to be a member of a group that owns 167,134,774 Paired Shares and 250,295,833 Class B Shares, or 81.6% of the outstanding Paired Shares, 55% of all  Class B Shares and 100% of the unpaired Class B Shares (in each case, calculated in accordance with Rule 13d-3(d) of the Act).

Centerbridge Entities
Centerbridge Credit Partners, L.P.
Centerbridge Credit Partners TE Intermediate I, L.P.
Centerbridge Credit Partners General Partner, L.P.
Centerbridge Credit GP Investors, L.L.C.
Centerbridge Credit Partners Offshore Intermediate III, L.P.
Centerbridge Credit Partners Offshore General Partner, L.P.
Centerbridge Credit Offshore GP Investors, L.L.C.
Centerbridge Capital Partners AIV VI-A, L.P.
Centerbridge Capital Partners AIV VI-B, L.P.
Centerbridge Capital Partners Strategic AIV I, L.P.
Centerbridge Capital Partners SBS, L.P.
Centerbridge Associates, L.P.
Centerbridge GP Investors, LLC

Paulson Entities

ESA Recovery Acquisition, LLC
Paulson Advantage, L.P.
Paulson Advantage II L.P.
Paulson Advantage Ltd.
Paulson Advantage Plus, L.P.
Paulson Advantage Plus II L.P.
Paulson Advantage Plus PEQ1 Ltd
Paulson Advantage Plus II Ltd.
Paulson Credit Opportunities, L.P.
Paulson Credit Opportunities IV L.P.
Paulson Credit Opportunities PEQ1 Ltd.
Paulson Credit Opportunities II PEQ1 Ltd.
Paulson Credit Opportunities IV Ltd.
Paulson Recovery Fund, LP
Paulson Recovery Fund II LP
Paulson Recovery PEQ1 Ltd.
Paulson Recovery II Fund Ltd.
Paulson International Ltd.
Paulson Enhanced Ltd.
PCO EN LLC
PCO PP LLC

Blackstone Entities

Blackstone Real Estate Partners VI.A-ESH L.P.
Blackstone Real Estate Partners VI.B-ESH L.P.
Blackstone Real Estate Partners VI.C-ESH L.P.
Blackstone Real Estate Partners (AIV) VI-ESH L.P.
Blackstone Real Estate Partners VI.TE.1-ESH L.P.
Blackstone Real Estate Partners VI.TE.2.ESH L.P.
Blackstone Real Estate Partners VI.F-ESH L.P.
Blackstone Real Estate Holdings VI L.P.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2014

CENTERBRIDGE CREDIT PARTNERS, L.P.

BY: CENTERBRIDGE CREDIT PARTNERS GENERAL PARTNER, L.P., its general partner

BY: CENTERBRIDGE CREDIT GP INVESTORS, L.L.C., its general partner

By:	/s/ Mark T. Gallogly
Name: Mark T. Gallogly
Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS TE INTERMEDIATE I, L.P.

BY: CENTERBRIDGE CREDIT PARTNERS GENERAL PARTNER, L.P., its general partner

BY: CENTERBRIDGE CREDIT GP INVESTORS, L.L.C., its general partner

By:	/s/ Mark T. Gallogly
Name: Mark T. Gallogly
Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS GENERAL PARTNER, L.P.

BY: CENTERBRIDGE CREDIT GP INVESTORS, L.L.C., its general partner

By:	/s/ Mark T. Gallogly
Name: Mark T. Gallogly
Title: Authorized Signatory

CENTERBRIDGE CREDIT GP INVESTORS, LLC

By:	/s/ Mark T. Gallogly
Name: Mark T. Gallogly
Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS OFFSHORE INTERMEDIATE III, L.P.

BY: CENTERBRIDGE CREDIT PARTNERS OFFSHORE GENERAL PARTNER, L.P., its general partner

BY: CENTERBRIDGE CREDIT OFFSHORE GP INVESTORS, L.L.C., its general partner

By:	/s/ Mark T. Gallogly
Name: Mark T. Gallogly
Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS OFFSHORE GENERAL PARTNER, L.P.

BY: CENTERBRIDGE CREDIT OFFSHORE GP INVESTORS, L.L.C., its general partner

By:	/s/ Mark T. Gallogly
Name: Mark T. Gallogly
Title: Authorized Signatory

CENTERBRIDGE CREDIT OFFSHORE GP INVESTORS, L.L.C.

By:	/s/ Mark T. Gallogly
Name: Mark T. Gallogly
Title: Authorized Signatory

CENTERBRIDGE CAPITAL PARTNERS AIV VI-A, L.P.

BY: CENTERBRIDGE ASSOCIATES, L.P., its general partner

BY: CENTERBRIDGE GP INVESTORS, LLC, its general partner

By:	/s/ Mark T. Gallogly
Name: Mark T. Gallogly
Title: Authorized Signatory

CENTERBRIDGE CAPITAL PARTNERS AIV VI-B, L.P.

BY: CENTERBRIDGE ASSOCIATES, L.P., its general partner

BY: CENTERBRIDGE GP INVESTORS, LLC, its general partner

By:	/s/ Mark T. Gallogly
Name: Mark T. Gallogly
Title: Authorized Signatory

CENTERBRIDGE CAPITAL PARTNERS STRATEGIC AIV I, L.P.

BY: CENTERBRIDGE ASSOCIATES, L.P., its general partner

BY: CENTERBRIDGE GP INVESTORS, LLC, its general partner

By:	/s/ Mark T. Gallogly
Name: Mark T. Gallogly
Title: Authorized Signatory

CENTERBRIDGE CAPITAL PARTNERS SBS, L.P.

BY: CENTERBRIDGE ASSOCIATES, L.P., its general partner

BY: CENTERBRIDGE GP INVESTORS, LLC, its general partner

By:	/s/ Mark T. Gallogly
Name: Mark T. Gallogly
Title: Authorized Signatory

CENTERBRIDGE ASSOCIATES, L.P.

BY: CENTERBRIDGE GP INVESTORS, LLC, its general partner

By:	/s/ Mark T. Gallogly
Name: Mark T. Gallogly
Title: Authorized Signatory

CENTERBRIDGE GP INVESTORS, LLC

By:	/s/ Mark T. Gallogly
Name: Mark T. Gallogly
Title: Authorized Signatory

/s/ Mark T. Gallogly
Mark T. Gallogly

/s/ Jeffrey H. Aronson
Jeffrey H. Aronson